UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 28, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

1. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheet

	Millions of yen
	As of September 30, 2012
Assets
Cash and Due from Banks	¥	*8	8,217,669
Call Loans and Bills Purchased			326,889
Receivables under Resale Agreements			8,813,278
Guarantee Deposits Paid under Securities Borrowing Transactions			6,446,602
Other Debt Purchased			1,378,582
Trading Assets		*2*8	15,448,338
Money Held in Trust			72,907
Securities		*1*8*15	48,551,986
Loans and Bills Discounted		*3*4*5*6*7*8*9	63,650,211
Foreign Exchange Assets		*7	1,038,653
Derivatives other than for Trading Assets			4,073,950
Other Assets		*8	2,695,563
Tangible Fixed Assets		*8*10*11	899,877
Intangible Fixed Assets			475,510
Deferred Tax Assets			437,489
Customers’ Liabilities for Acceptances and Guarantees			3,723,410
Reserves for Possible Losses on Loans			(651,217)
Reserve for Possible Losses on Investments			(43)

Total Assets	¥		165,599,660

	Millions of yen
	As of September 30, 2012
Liabilities
Deposits	¥	*8	79,013,741
Negotiable Certificates of Deposit			12,394,561
Call Money and Bills Sold		*8	5,660,219
Payables under Repurchase Agreements		*8	14,079,596
Guarantee Deposits Received under Securities Lending Transactions		*8	9,191,355
Commercial Paper			426,514
Trading Liabilities			7,992,452
Borrowed Money		*8 *12	11,803,697
Foreign Exchange Liabilities			167,989
Short-term Bonds			494,598
Bonds and Notes		*13	4,855,663
Due to Trust Accounts			1,057,519
Derivatives other than for Trading Liabilities			3,549,842
Other Liabilities			4,214,724
Reserve for Bonus Payments			27,181
Reserve for Employee Retirement Benefits			36,956
Reserve for Director and Corporate Auditor Retirement Benefits			1,850
Reserve for Possible Losses on Sales of Loans			20
Reserve for Contingencies			14,526
Reserve for Reimbursement of Deposits			16,013
Reserve for Reimbursement of Debentures			24,515
Reserves under Special Laws			1,194
Deferred Tax Liabilities			17,085
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	82,586
Acceptances and Guarantees			3,723,410

Total Liabilities			158,847,814

Net Assets
Common Stock and Preferred Stock			2,254,972
Capital Surplus			1,109,508
Retained Earnings			1,513,862
Treasury Stock			(4,716)

Total Shareholders’ Equity			4,873,626

Net Unrealized Gains (Losses) on Other Securities			(33,425)
Deferred Gains or Losses on Hedges			94,126
Revaluation Reserve for Land		*10	143,449
Foreign Currency Translation Adjustments			(103,933)

Total Accumulated Other Comprehensive Income			100,216

Stock Acquisition Rights			2,749
Minority Interests			1,775,252

Total Net Assets			6,751,845

Total Liabilities and Net Assets	¥		165,599,660

(2)	Consolidated Statement of Income and
Consolidated Statement of Comprehensive Income

[Consolidated Statement of Income]

	Millions of yen
	For the six months ended September 30, 2012
Ordinary Income	¥		1,447,821
Interest Income			694,989
Interest on Loans and Bills Discounted			440,615
Interest and Dividends on Securities			168,509
Fiduciary Income			23,913
Fee and Commission Income			270,722
Trading Income			122,453
Other Operating Income			246,823
Other Ordinary Income		*1	88,920
Ordinary Expenses			1,162,074
Interest Expenses			161,963
Interest on Deposits			45,915
Fee and Commission Expenses			56,257
Other Operating Expenses			36,631
General and Administrative Expenses			607,327
Other Ordinary Expenses		*2	299,895

Ordinary Profits			285,747

Extraordinary Gains		*3	974
Extraordinary Losses		*4	9,307

Income before Income Taxes and Minority Interests			277,414

Income Taxes:
Current			128,456
Deferred			(77,383)
Total Income Taxes			51,073
Net Income before Minority Interests			226,341
Minority Interests in Net Income			42,064

Net Income	¥		184,276

[Consolidated Statement of Comprehensive Income]

Millions of yen
For the six months ended September 30, 2012
Income before Minority Interests	¥ 226,341
Other Comprehensive Income	(44,602)
Net Unrealized Gains (Losses) on Other Securities	(70,559)
Deferred Gains or Losses on Hedges	26,986
Revaluation Reserve for Land	(0)
Foreign Currency Translation Adjustments	(1,874)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	845

Comprehensive Income	181,738

Comprehensive Income Attributable to Owners of the Parent	138,991
Comprehensive Income Attributable to Minority Interests	42,747

(3) Consolidated Statement OF Cash Flows

Millions of yen
For the six months ended September 30, 2012
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥277,414
Depreciation	78,466
Losses on Impairment of Fixed Assets	2,568
Amortization of Goodwill	1,677
Equity in Loss (Gain) from Investments in Affiliates	(5,519)
Increase (Decrease) in Reserves for Possible Losses on Loans	(34,895)
Increase (Decrease) in Reserve for Possible Losses on Investments	32
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	12
Increase (Decrease) in Reserve for Contingencies	(10,033)
Increase (Decrease) in Reserve for Bonus Payments	(10,999)
Increase (Decrease) in Reserve for Employee Retirement Benefits	779
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(410)
Increase (Decrease) in Reserve for Reimbursement of Deposits	243
Increase (Decrease) in Reserve for Reimbursement of Debentures	4,322
Interest Income - accrual basis	(694,989)
Interest Expenses - accrual basis	161,963
Losses (Gains) on Securities	38,949
Losses (Gains) on Money Held in Trust	(36)
Foreign Exchange Losses (Gains) - net	424,834
Losses (Gains) on Disposition of Fixed Assets	2,042
Decrease (Increase) in Trading Assets	(1,501,331)
Increase (Decrease) in Trading Liabilities	(139,118)
Decrease (Increase) in Derivatives other than for Trading Assets	351,500
Increase (Decrease) in Derivatives other than for Trading Liabilities	(683,145)
Decrease (Increase) in Loans and Bills Discounted	(274,951)
Increase (Decrease) in Deposits	507,614
Increase (Decrease) in Negotiable Certificates of Deposit	743,314
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(2,918,867)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(279,169)
Decrease (Increase) in Call Loans, etc.	(1,973,123)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(40,192)
Increase (Decrease) in Call Money, etc.	2,216,478
Increase (Decrease) in Commercial Paper	83,822
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	1,480,982
Decrease (Increase) in Foreign Exchange Assets	(44,321)
(64,983)
Increase (Decrease) in Short-term Bonds (Liabilities)	(43,600)
Increase (Decrease) in Bonds and Notes	(69,622)
Increase (Decrease) in Due to Trust Accounts	54,389
Interest and Dividend Income - cash basis	730,156
Interest Expenses - cash basis	(185,502)
Other - net	659,873

Subtotal	(1,153,373)

Cash Refunded (Paid) in Income Taxes	(85,786)

Net Cash Provided by (Used in) Operating Activities	¥(1,239,160)

	Millions of yen
	For the six months ended September 30, 2012
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(70,899,917)
Proceeds from Sale of Securities			63,900,966
Proceeds from Redemption of Securities			9,253,042
Payments for Increase in Money Held in Trust			(25,118)
Proceeds from Decrease in Money Held in Trust			22,518
Payments for Purchase of Tangible Fixed Assets			(12,630)
Payments for Purchase of Intangible Fixed Assets			(40,587)
Proceeds from Sale of Tangible Fixed Assets			4,362
Proceeds from Sale of Intangible Fixed Assets			1,648
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)			1,479

Net Cash Provided by (Used in) Investing Activities			2,205,764

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money			15,000
Repayments of Subordinated Borrowed Money			(47,000)
Proceeds from Issuance of Subordinated Bonds			174,415
Payments for Redemption of Subordinated Bonds			(19,200)
Proceeds from Investments by Minority Shareholders			1,001
Repayments to Minority Shareholders			(171,000)
Cash Dividends Paid			(76,232)
Cash Dividends Paid to Minority Shareholders			(48,273)
Payments for Repurchase of Treasury Stock			(2)
Proceeds from Sale of Treasury Stock			1,072

Net Cash Provided by (Used in) Financing Activities			(170,218)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			3,186

Net Increase (Decrease) in Cash and Cash Equivalents			799,572

Cash and Cash Equivalents at the beginning of the period			6,483,138
Increase in Cash and Cash Equivalents from Newly Consolidated Subsidiary			0

Cash and Cash Equivalents at the end of the period	¥	*1	7,282,711

(Notes)

(Notes to Consolidated Balance Sheet)

Notes as of September 30, 2012

1. Total balance of securities and investments in non-consolidated subsidiaries and affiliates

As of September 30, 2012
Securities	¥263,631 million
Investments	¥421 million

2. Unsecured loaned securities which the borrowers have the right to sell or repledge are included in trading securities under Trading Assets and the balance is ¥4,098 million.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral and the balances of these securities are as follows.

As of September 30, 2012
The total of securities repledged	¥10,378,434 million
Securities neither repledged nor re-loaned	¥2,554,337 million

3. Loans and Bills Discounted include Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans as follows.

As of September 30, 2012
Loans to Bankrupt Obligors	¥34,040 million
Non-Accrual Delinquent Loans	¥593,842 million

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More is as follows.

As of September 30, 2012
Loans Past Due for Three Months or More	¥20,431 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans is as follows.

As of September 30, 2012
Restructured Loans	¥582,579 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows.

As of September 30, 2012
Total balance	¥1,230,894 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥810,234 million.

8. The following assets were pledged as collateral.

As of September 30, 2012
Trading Assets	¥6,897,332 million
Securities	¥19,802,671 million
Loans and Bills Discounted	¥7,933,755 million
Other Assets	¥21,354 million
Tangible Fixed Assets	¥82 million

Total	¥34,655,197 million

The following liabilities were collateralized by the above assets.

Deposits	¥320,656 million
Call Money and Bills Sold	¥1,592,800 million
Payables under Repurchase Agreements	¥5,194,921 million
Guarantee Deposits Received under Securities Lending Transactions	¥8,471,174 million
Borrowed Money	¥10,198,739 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by the following.

As of September 30, 2012
Cash and Due from Banks	¥22,148 million
Trading Assets	¥245,004 million
Securities	¥2,169,920 million
Loans and Bills Discounted	¥85,956 million

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets include guarantee deposits, margins for futures transactions, and collateral pledged for financial instruments and others, and each balance is as follows. Collateral pledged for derivatives transactions, and other guarantee deposits and others which had been presented until the previous fiscal year, have been presented as collateral pledged for financial instruments and others beginning with this interim period.

As of September 30, 2012
Guarantee Deposits	¥102,962 million
Margins for Future Transactions	¥84,518 million
Collateral Pledged for Financial Instruments and Others	¥377,203 million

Rediscount of bills is conducted as financial transaction based on “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24). As a result, there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balances of these contracts are as follows.

As of September 30, 2012
Unutilized balances	¥62,389,106 million
Of which, contracts of which the original contractual maturity is one year or less (or which are unconditionally cancelable at any time)	¥54,118,164 million

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take the necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets is as follows.

As of September 30, 2012
Accumulated Depreciation	¥808,801 million

12. Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations as follows.

As of September 30, 2012
Subordinated Borrowed Money	¥580,644 million

13. Bonds and Notes include subordinated bonds as follows.

As of September 30, 2012
Subordinated Bonds	¥1,584,954 million

14. The principal amount of money trusts with contracts indemnifying the principal amount, which is entrusted to domestic consolidated trust banking subsidiaries is as follows.

As of September 30, 2012
Money trusts	¥726,416 million

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥954,437 million.

(Notes to Consolidated Statement of Income)

For the six months ended September 30, 2012

1. Other Ordinary Income includes the following.

For the six months ended September 30, 2012
Gains on Sales of Stocks	¥26,325 million
Recovery on Written-off Loans	¥14,540 million
Income from Matured Debentures	¥10,826 million

2. Other Ordinary Expenses includes the following.

For the six months ended September 30, 2012
Impairment Losses of Stocks	¥247,267 million

3. Extraordinary Gains includes the following.

For the six months ended September 30, 2012
Gains on Disposition of Fixed Assets	¥949 million

4. Extraordinary losses includes the following.

For the six months ended September 30, 2012
Merger Expenses of the Securities Subsidiary	¥3,747 million
Losses on Disposition of Fixed Assets	¥2,992 million
Losses on Impairment of Fixed Assets	¥2,568 million

(Notes to Consolidated Statement of Cash Flows)

For the six months ended September 30, 2012

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

As of September 30, 2012
Cash and Due from Banks	¥8,217,669 million
Due from Banks excluding central banks	¥(934,957) million

Cash and Cash Equivalents	¥7,282,711 million

(Securities)

In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

For the six months ended September 30, 2012

1. Bonds Held to Maturity (as of September 30, 2012)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	2,400,257	2,418,999	18,741
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—

Total		2,400,257	2,418,999	18,741

2. Other Securities (as of September 30, 2012)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	956,104	636,596	319,508
	Bonds	22,670,602	22,571,357	99,245
	Japanese Government Bonds	20,093,123	20,035,982	57,140
	Japanese Local Government Bonds	274,900	270,685	4,214
	Japanese Corporate Bonds	2,302,579	2,264,689	37,890
	Other	8,375,799	8,247,859	127,940
	Foreign Bonds	7,710,080	7,616,741	93,339
	Other Debt Purchased	340,719	332,508	8,210
	Other	324,999	298,609	26,390
	Sub-total	32,002,507	31,455,813	546,693
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	1,127,067	1,434,667	(307,600)
	Bonds	9,950,802	9,978,700	(27,898)
	Japanese Government Bonds	8,884,858	8,887,315	(2,457)
	Japanese Local Government Bonds	28,598	28,627	(28)
	Japanese Corporate Bonds	1,037,345	1,062,757	(25,412)
	Other	3,166,645	3,377,052	(210,407)
	Foreign Bonds	2,058,145	2,099,327	(41,181)
	Other Debt Purchased	338,305	352,630	(14,324)
	Other	770,193	925,094	(154,901)
	Sub-total	14,244,514	14,790,420	(545,905)

Total		46,247,021	46,246,233	788

(Note) Unrealized Gains (Losses) includes (¥3,079) million, which was recognized in the statement of income by applying the fair-value hedge method.

3. Impairment (“Devaluation”) of Securities

Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥252,799 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Notes to Money Held in Trust)

For the six months ended September 30, 2012

1.	Money Held in Trust Held to Maturity (as of September 30, 2012)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2012)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	922	998	(76)	—	(76)

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(Business Segment Information)

For the six months ended September 30, 2012

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic )

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International )

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others )

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC ]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

[Others ]

This segment consists of MHCB’s subsidiaries other than MHSC and others. These entities offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

[The Global Retail Group]

[MHBK ]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking )

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking )

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others )

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management, DIAM and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB				MHSC	Others		MHBK				MHIS	Others		MHTB	Others
			Domestic	International	Trading and others					Retail banking	Corporate banking	Trading and others						Others	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	233,974	192,890	79,300	53,600	59,990	(3,741)	44,825	280,700	261,696	106,200	117,700	37,796	356	18,647	20,425	21,179	(754)	(2,074)	533,026
Net noninterest income	294,935	193,838	57,800	53,800	82,238	75,937	25,159	198,647	172,525	14,100	73,600	84,825	22,047	4,074	61,249	38,059	23,189	16,191	571,023

Total	528,909	386,728	137,100	107,400	142,228	72,195	69,985	479,347	434,222	120,300	191,300	122,622	22,403	22,722	81,674	59,239	22,435	14,117	1,104,049

General and administrative expenses (excluding Non-Recurring Losses)	213,310	114,493	41,200	32,800	40,493	62,727	36,088	290,260	265,123	106,300	110,500	48,323	20,072	5,064	56,871	37,118	19,753	10,212	570,655

Others	(26,877)	—	—	—	—	—	(26,877)	(6,708)	—	—	—	—	—	(6,708)	(876)	—	(876)	418	(34,044)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	288,722	272,234	95,900	74,600	101,734	9,467	7,019	182,378	169,098	14,000	80,800	74,298	2,330	10,948	23,926	22,120	1,805	4,323	499,349

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others ”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.
(3)	Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, new methods of income distribution among segments have been applied to the calculation of the respective Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of “Domestic ”, “International ”, “Trading and others ”, “Retail banking ”, “Corporate banking ”, and “Trading and others ”.

(“Substantive one bank” structure)
		MHCB — MHBK (“Substantive one bank” structure)
		Retail banking	Corporate banking	International	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	454,586	106,200	197,000	53,600	97,786
Net noninterest income	366,363	14,100	131,400	53,800	167,063

Total	820,950	120,300	328,400	107,400	264,850

General and administrative expenses (excluding Non-Recurring Losses)	379,617	106,300	151,700	32,800	88,817

Others	—	—	—	—	—

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	441,333	14,000	176,700	74,600	176,033

Note

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups, we have also begun managing Mizuho Bank and Mizuho Corporate Bank as one entity, with four reportable segments: retail banking; corporate banking; international; and trading and others.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	1,104,049
Other Ordinary Income	88,920
General and Administrative Expenses	(607,327)
Other Ordinary Expenses	(299,895)

Ordinary Profits recorded in Consolidated Statements of Income	285,747

(2) The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	499,349
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(36,671)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(19,592)
Net Gains (Losses) related to Stocks	(227,596)
Net Extraordinary Gains (Losses)	(8,332)
Other	70,257

Income before income taxes and minority interests recorded in Consolidated Statements of Income	277,414

[Related Information]

For the six months ended September 30, 2012

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,157,866	92,598	95,336	102,020	1,447,821

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidates subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets on the consolidated balance sheets of the Company.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers accounted for more than 10% of Ordinary Income of the Company.

[Information about Impairment Losses on Tangible Fixed Assets by Reportable Segment]

For the six months ended September 30, 2012

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK				MHIS	Others		MHTB	Others
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others
Impairment Losses on Tangible Fixed Assets	2,028	1,572	—	—	1,572	430	25	520	520	—	—	520	—	—	19	19	—	—	2,568

[Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment]

For the six months ended September 30, 2012
(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK				MHIS	Others		MHTB	Others
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others
Amortization of Goodwill during this interim period	95	—	—	—	—	—	95	125	—	—	—	—	—	125	—	—	—	1,456	1,677
Balance as of the end of this interim period	1,622	—	—	—	—	—	1,622	2,054	—	—	—	—	—	2,054	—	—	—	55,345	59,022

[Information about Gain on Negative Goodwill Incurred by Reportable Segment]

For the six months ended September 30, 2012

There is no applicable information.